Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of March, 2014	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi S.p.A.: Full Year 2013 Consolidated Financial Results

Natuzzi: 2013 Dedicated to Laying the Foundations for Restructuring

  Total Upholstery Net Sales at €402.8 Million in 2013 (+0.3% in Terms of Units Sold). Total Net Sales at €451.2 Million
  Negative EBIT of €32.5 Million, Including €5.9 Million from Negative Currency Effects
  Full Year Net Result at -€68.6 Million, Reflecting €28.4 Million in Extraordinary Items and Costs Linked to the Restructuring of Operations
  Positive Net Financial Position at €28.5 Million, up €1.9 Million During the Second Half of 2013
  Goals of the 2014-2016 Business Plan: Recovery of Competitiveness and Return to Profitability Beginning in 2015

MILAN--(BUSINESS WIRE)--March 26, 2014--The Board of Directors of Natuzzi S.p.A. (NYSE:NTZ) (“Natuzzi” or “the Company”), the largest furniture house in Italy and the player with the greatest global reach in its sector, has approved its consolidated financial results for full year 2013.

After the meeting of the Board of Directors, Pasquale Natuzzi, President and CEO, issued the following statement:

“2013 was a year during which we dedicated our efforts to defining all the actions necessary to reorganize the Group, and to optimize and streamline our processes to reduce costs and recover efficiency. The restructuring of the Group’s operations has also generated extraordinary items that heavily affected our overall results.

The Group’s 2013 statement of operations reports an operating loss of €32.5 million (compared to a loss of €17.3 million in 2012).

These results derive partly from Group-operated stores located in Western Europe, where we recognized operating losses of €10.6 million. The 2014-2016 Business Plan that was approved by the Company’s board of directors on February 28, 2014 contemplates specific efficiency recovery measures to return to profitability, including the closure of 13 non-performing, Group-operated stores within the end of 2014.

Net losses during 2013 also include the negative performance of our Brazilian operations, equal to a loss of €7.2 million, reflecting sales volumes that were inconsistent with our overall cost structure and production capacity in that market. In this regard, we have begun targeted due diligence to quickly identify those measures that are necessary to eliminate losses in that country.

The remaining operating losses derive from the Group’s industrial operations – where we experienced a low level of productivity and higher production costs – as well as in selling, general and administrative costs.

With reference to this last point, the 2014-2016 Plan contemplates, in particular:

1)	The rationalization of our Italian operations, aimed at reducing production costs and improving productivity (the latter of which saw a decline in 2013 due to the rotation of workers involved in the CIGS program, under which the Italian Government covers the majority of the wages of workers involved in the program). These changes were provided for by the agreement entered into between the Company and unions on October 10, 2013, under the supervision of the Minister of Economic Development, which contemplated 1,506 redundant employees being subject to layoffs, including 600 who would be offered voluntary departure incentives (390 have already accepted these incentives).

2)

The continuation of our product innovation initiatives, which began three years ago and were accelerated in 2013. Currently 50% of our turnover is already generated by 147 models that can be produced with our new moving-line industrial processes. During 2014, and according to a well-defined timetable, an additional 120 models will be re-engineered to permit production on our moving line (including 35 that have already been re-engineered), representing a further 40% of total turnover. Within the end of 2014, we expect that 90% of total upholstery turnover will be represented by models that can be manufactured on our moving-line industrial process.

3)	The complete implementation of the industrial moving-line process within all of the Group’s manufacturing facilities. In 2013, we brought on 18 new production lines, adding to six lines that were already running at the end of 2012. The implementation of the new moving lines has continued during the initial months of 2014 (with 15 new moving lines being implemented) and will continue through the rest of 2014, bringing the total number of the new production lines to 50.

4)	Efficiency improvements in back-office processes worldwide, through the implementation of a centralized shared service structure that has been designed to reduce costs.

5)	Efficiency improvements in the supply chain, through a reduction in inventory levels, optimization of transportation and a new logistics organization.

The 2013 consolidated EBIT was also negatively affected by the general strengthening of the Euro versus major currencies, for a total amount of €5.9 million.

With reference to extraordinary items, included under the “Other Income/(Cost), Net” item of the Group’s 2013 statement of operations, we reported restructuring costs amounting to €28.4 million, which included €20.0 million for redundant employees in Italy and €8.4 million related to the write-off and impairment of long-lived assets.

At December 31, 2013, the net financial position of the Group remains positive at € 28.5 million, improving by €1.9 million in the second half of 2013, confirming the continuing strength of the Group.

During the last ten years we have deeply transformed the Group. From a manufacturing Company, selling just one kind of product, and located in Italy, today Natuzzi has become the player with the greatest global reach in its sector, having 7 manufacturing plants across the globe, 11 international commercial offices and more than 1,200 points of sales, all integrated through the same management information system (SAP). These enormous and profound change have been accompanied by €550 million in investments over the last ten years. Today Natuzzi is the most globally-recognized furniture brand among consumers of luxury goods (Source: Ipsos – Lagardere).”

The Company will host a conference call on Friday March 28th, 2014 at 11:00 a.m. U.S. Eastern Time (4:00 p.m. Italian time, or 3:00 p.m. UK time) to discuss financial results.

The dial-in phone numbers for the live conference call will be 1-888-539-3612 (toll-free) for persons calling from the U.S. or Canada, and 1-719-325-2361 for those calling from other countries.

A live web cast of the conference call will be available on line at http://www.natuzzi.com/ under the “About us/Investor Relations” section.

A replay of the call will be available shortly after the end of the conference call starting from March 28th, 2014 (at 2:00 pm US Eastern time), to April 28th, 2014. To access the replay of the conference call, interested persons need to dial 1-877-870-5176 (toll-free) for calls from U.S. and Canada, and 1-858-384-5517 for calls from other countries. The access code for the replay is: 7660968.

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CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements set forth in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve risks and uncertainties that could cause Natuzzi’s actual results to differ materially from those stated or implied by such forward-looking statements. More information about the potential factors that could affect the Company’s business and financial results is included in Natuzzi’s filings with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2012. Natuzzi undertakes no obligation to update any of the forward-looking statements after the date of this press release.

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About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs, manufactures and sells a broad collection of couches, armchairs, home furniture and home accessories. With consolidated revenues of €451.2 million in 2013, Natuzzi is Italy’s largest furniture house and the player with the greatest global reach in its sector, with seven manufacturing plants, twelve commercial offices and more than 1,200 points of sale worldwide. Ethics and social responsibility, innovation, industrial know-how and integrated management of its value chain represent the points of strength that have made the Natuzzi Group a market leader and established Natuzzi as the most recognized furniture brand in the world among consumers of luxury goods. Natuzzi S.p.A. has been listed on the New York Stock Exchange since May 1993. The Company is ISO 9001 and 14001 certified.

Natuzzi S.p.A. and Subsidiaries

Unaudited Consolidated Profit & Loss for the fourth quarter 2013 & 2012 on the basis of Italian GAAP
(expressed in millions Euro, except per share amounts)

	Three months ended on		Change	Percentage of Sales
	31-Dec-13	31-Dec-12%		31-Dec-13	31-Dec-12

Upholstery net sales	108.6	110.5	-1.7%	88.2%	87.4%
Other sales	14.6	16.0	-8.9%	11.8%	12.6%
Total Net Sales	123.2	126.5	-2.6%	100.0%	100.0%

Consumption (*)	(57.2)	(58.2)	-1.7%	-46.5%	-46.0%
Labor	(20.3)	(20.7)	-1.7%	-16.5%	-16.4%
Industrial Costs	(7.4)	(7.6)	-1.8%	-6.0%	-6.0%
of which: Depreciation, Amortization	(2.7)	(2.5)	9.5%	-2.2%	-1.9%
Cost of Sales	(85.0)	(86.5)	-1.7%	-69.0%	-68.4%

Industrial Margin	38.2	40.0	-4.6%	31.0%	31.6%

Selling Expenses	(21.1)	(22.9)	-7.7%	-17.2%	-18.1%
Transportation	(12.2)	(13.6)	-10.2%	-9.9%	-10.8%
Commissions	(2.4)	(2.2)	11.1%	-2.0%	-1.7%
Advertising	(6.5)	(7.1)	-8.6%	-5.3%	-5.6%

Other Selling and G&A	(26.5)	(24.1)	10.0%	-21.5%	-19.0%
of which: Depreciation, Amortization	(1.6)	(1.6)	-1.9%	-1.3%	-1.3%
EBITDA	(5.2)	(2.9)		-4.2%	-2.3%

EBIT	(9.4)	(7.0)		-7.6%	-5.5%

Interest Income/(Costs), Net	(0.2)	(0.1)
Foreign Exchange, Net	(1.1)	(1.2)
Other Income/(Cost), Net	(18.2)	(1.9)
Earning before Income Taxes	(29.0)	(10.2)		-23.5%	-8.0%

Current taxes	(0.7)	(1.9)		-0.6%	-1.5%

Net Result	(29.7)	(12.1)		-24.1%	-9.5%

Minority interest	(0.0)	(0.0)

Net Group Result	(29.7)	(12.1)		-24.1%	-9.6%

Net Group Result per Share	(0.54)	(0.22)

Key Figures in U.S. dollars	Three months ended on		Change	Percentage of Sales
(millions)	31-Dec-13	31-Dec-12%		31-Dec-13	31-Dec-12

Total Net Sales	167.7	172.3	-2.6%	100.0%	100.0%
Industrial Margin	52.0	54.5	-4.6%	31.0%	31.6%
EBIT	(12.8)	(9.5)		-7.6%	-5.5%
Net Group Result	(40.4)	(16.5)		-24.1%	-9.6%
Net Group Result per Share	(0.74)	(0.30)

Average exchange rate (U.S.$ per 1€)	1.3616

(*) Purchases plus beginning stock minus final stock and leather processing

UPHOLSTERY NET SALES BREAKDOWN
GEOGRAPHIC BREAKDOWN

	NET SALES (in €, million)					NET SALES (in seats sold)
	Quarter ended on					Quarter ended on

AREA	31-Dec-13%		31-Dec-12%		delta	31-Dec-13%		31-Dec-12%		delta
Americas	37.2	34.2%	43.0	38.9%	-13.7%	189,438	42.6%	208,265	46.3%	-9.0%
Natuzzi Italia	4.2	3.9%	4.2	3.8%	-1.3%	9,759	2.2%	9,744	2.2%	0.2%
Natuzzi Editions	19.6	18.0%	24.8	22.4%	-21.0%	93,297	21.0%	116,613	26.0%	-20.0%
Unbranded	13.4	12.3%	14.0	12.7%	-4.4%	86,381	19.4%	81,908	18.2%	5.5%

EMEA	54.4	50.1%	53.7	48.6%	1.2%	196,273	44.2%	185,548	41.3%	5.8%
Natuzzi Italia	28.8	26.5%	26.9	24.3%	7.2%	73,400	16.5%	56,203	12.5%	30.6%
Natuzzi Editions	14.1	13.0%	14.9	13.5%	-5.5%	52,130	11.7%	56,743	12.6%	-8.1%
Unbranded	11.5	10.6%	12.0	10.8%	-4.2%	70,743	15.9%	72,602	16.2%	-2.6%

Asia-Pacific	14.8	13.7%	11.8	10.7%	25.6%	47,655	10.7%	43,849	9.8%	8.7%
Natuzzi Italia	5.6	5.1%	5.0	4.5%	11.5%	12,030	2.7%	10,088	2.2%	19.3%
Natuzzi Editions	8.3	7.7%	5.8	5.2%	44.1%	28,738	6.5%	25,697	5.7%	11.8%
Unbranded	0.9	0.9%	1.0	0.9%	-9.2%	6,888	1.5%	8,065	1.8%	-14.6%

Brazil	2.2	2.1%	1.9	1.8%	16.0%	11,119	2.5%	11,669	2.6%	-4.7%
Natuzzi Italia	0.1	0.1%	0.0	0.0%	1025.3%	99	0.0%	9	0.0%	1070.6%
Natuzzi Editions	1.3	1.2%	0.6	0.5%	133.5%	4,040	0.9%	2,042	0.5%	97.8%
Unbranded	0.8	0.8%	1.4	1.2%	-39.0%	6,980	1.6%	9,618	2.1%	-27.4%

TOTAL	108.6	100.0%	110.5	100.0%	-1.7%	444,485	100.0%	449,331	100.0%	-1.1%

BREAKDOWN BY BRAND
	NET SALES (in €, million)					NET SALES (in seats sold)
	Quarter ended on					Quarter ended on

BRAND	31-Dec-13%		31-Dec-12%		delta	31-Dec-13%		31-Dec-12%		delta
Natuzzi Italia	38.7	35.6%	37.0	33.5%	4.6%	95,289	21.4%	82,834	18.4%	15.0%
Natuzzi Editions	43.3	39.9%	45.2	40.9%	-4.2%	178,205	40.1%	194,305	43.2%	-8.3%
Unbranded	26.6	24.5%	28.4	25.7%	-6.1%	170,991	38.5%	172,192	38.3%	-0.7%
TOTAL	108.6	100.0%	110.5	100.0%	-1.7%	444,485	100.0%	449,331	100.0%	-1.1%

Natuzzi S.p.A. and Subsidiaries

Unaudited Consolidated Profit & Loss for 2013 & 2012 on the basis of Italian GAAP
(expressed in millions Euro, except per share amounts)

	Twelve months ended on		Change	Percentage of Sales
	31-Dec-13	31-Dec-12%		31-Dec-13	31-Dec-12

Upholstery net sales	402.8	409.4	-1.6%	89.3%	87.3%
Other sales	48.4	59.4	-18.6%	10.7%	12.7%
Total Net Sales	451.2	468.8	-3.8%	100.0%	100.0%

Consumption (*)	(209.3)	(209.0)	0.1%	-46.4%	-44.6%
Labor	(79.1)	(75.8)	4.4%	-17.5%	-16.2%
Industrial Costs	(28.4)	(29.1)	-2.2%	-6.3%	-6.2%
of which: Depreciation, Amortization	(9.8)	(9.5)	3.5%	-2.2%	-2.0%
Cost of Sales	(316.9)	(313.8)	1.0%	-70.2%	-66.9%

Industrial Margin	134.4	155.0	-13.3%	29.8%	33.1%

Selling Expenses	(70.6)	(76.8)	-8.2%	-15.6%	-16.4%
Transportation	(45.6)	(47.6)	-4.2%	-10.1%	-10.2%
Commissions	(8.8)	(9.7)	-9.3%	-1.9%	-2.1%
Advertising	(16.2)	(19.5)	-17.3%	-3.6%	-4.2%

Other Selling and G&A	(96.3)	(95.4)	0.9%	-21.3%	-20.4%
of which: Depreciation, Amortization	(6.7)	(7.5)	-10.6%	-1.5%	-1.6%
EBITDA	(15.9)	(0.2)		-3.5%	-0.1%

EBIT	(32.5)	(17.3)		-7.2%	-3.7%

Interest Income/(Costs), Net	(0.5)	(0.2)
Foreign Exchange, Net	(2.8)	(2.5)
Other Income/(Cost), Net	(28.4)	(1.9)
Earning before Income Taxes	(64.2)	(21.9)		-14.2%	-4.7%

Current taxes	(4.1)	(4.2)		-0.9%	-0.9%

Net Result	(68.4)	(26.0)		-15.2%	-5.6%

Minority interest	(0.2)	(0.1)

Net Group Result	(68.6)	(26.1)		-15.2%	-5.6%

Net Group Result per Share	(1.25)	(0.48)

Key Figures in U.S. dollars	Twelve months ended on		Change	Percentage of Sales
(millions)	31-Dec-13	31-Dec-12%		31-Dec-13	31-Dec-12

Total Net Sales	599.4	622.8	-3.8%	100.0%	100.0%
Industrial Margin	178.5	205.9	-13.3%	29.8%	33.1%
EBIT	(43.2)	(23.0)		-7.2%	-3.7%
Net Group Result	(91.1)	(34.7)		-15.2%	-5.6%
Net Group Result per Share	(1.66)	(0.63)

Average exchange rate (U.S.$ per 1€)	1.3284

(*) Purchases plus beginning stock minus final stock and leather processing

UPHOLSTERY NET SALES BREAKDOWN
GEOGRAPHIC BREAKDOWN

	NET SALES (in €, million)					NET SALES (in seats sold)
	Twelve months ended on					Twelve months ended on

AREA	31-Dec-13%		31-Dec-12%		delta	31-Dec-13%		31-Dec-12%		delta
Americas	154.0	38.2%	163.3	39.9%	-5.7%	768,038	45.5%	800,359	47.6%	-4.0%
Natuzzi Italia	14.8	3.7%	15.9	3.9%	-6.8%	33,255	2.0%	37,285	2.2%	-10.8%
Natuzzi Editions	80.7	20.0%	93.4	22.8%	-13.6%	375,264	22.3%	442,160	26.3%	-15.1%
Unbranded	58.5	14.5%	54.1	13.2%	8.2%	359,519	21.3%	320,915	19.1%	12.0%

EMEA	189.7	47.1%	193.6	47.3%	-2.0%	703,368	41.7%	685,771	40.8%	2.6%
Natuzzi Italia	95.0	23.6%	100.5	24.5%	-5.5%	240,756	14.3%	231,024	13.7%	4.2%
Natuzzi Editions	50.4	12.5%	50.2	12.3%	0.5%	189,611	11.2%	195,252	11.6%	-2.9%
Unbranded	44.3	11.0%	42.9	10.5%	3.1%	273,001	16.2%	259,495	15.4%	5.2%

Asia-Pacific	50.6	12.6%	45.9	11.2%	10.3%	173,669	10.3%	162,023	9.6%	7.2%
Natuzzi Italia	22.1	5.5%	21.3	5.2%	3.5%	45,077	2.7%	43,079	2.6%	4.6%
Natuzzi Editions	24.3	6.0%	19.9	4.9%	22.0%	98,471	5.8%	86,555	5.1%	13.8%
Unbranded	4.2	1.1%	4.7	1.1%	-9.2%	30,121	1.8%	32,389	1.9%	-7.0%

Brazil	8.5	2.1%	6.6	1.6%	30.1%	41,272	2.4%	32,617	1.9%	26.5%
Natuzzi Italia	0.2	0.0%	0.0	0.0%	1636.2%	161	0.0%	9	0.0%	1796.5%
Natuzzi Editions	5.3	1.3%	3.6	0.9%	47.4%	16,823	1.0%	12,554	0.7%	34.0%
Unbranded	3.0	0.8%	2.9	0.7%	3.5%	24,289	1.4%	20,055	1.2%	21.1%

TOTAL	402.8	100.0%	409.4	100.0%	-1.6%	1,686,347	100.0%	1,680,770	100.0%	0.3%

BREAKDOWN BY BRAND
	NET SALES (in €, million)					NET SALES (in seats sold)
	Twelve months ended on					Twelve months ended on

BRAND	31-Dec-13%		31-Dec-12%		delta	31-Dec-13%		31-Dec-12%		delta
Natuzzi Italia	132.0	32.8%	139.9	34.2%	-5.6%	319,250	18.9%	326,830	19.4%	-2.3%
Natuzzi Editions	160.7	39.9%	164.9	40.3%	-2.5%	680,168	40.3%	721,088	42.9%	-5.7%
Unbranded	110.0	27.3%	104.6	25.5%	5.2%	686,930	40.7%	632,853	37.7%	8.5%
TOTAL	402.8	100.0%	409.4	100.0%	-1.6%	1,686,347	100.0%	1,680,770	100.0%	0.3%

Natuzzi S.p.A. and Subsidiaries

Unaudited Consolidated Balance Sheets on the basis of Italian GAAP
(Expressed in millions of Euro)

ASSETS	31-Dec-13	31-Dec-12

Current assets:
Cash and cash equivalents	61.0	77.7
Marketable debt securities	0.0	0.0
Trade receivables, net	77.3	93.1
Other receivables	48.9	51.0
Inventories	79.0	82.3
Unrealized foreign exchange gains	0.6	0.9
Prepaid expenses and accrued income	1.9	2.0
Deferred income taxes	0.3	0.5
Total current assets	269.0	307.5

Non-current assets:
Net property, plant and equipment	142.9	161.5
Other assets	8.8	7.1
Total non-current assets	151.7	168.5

TOTAL ASSETS	420.7	476.1

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term borrowings	25.0	26.9
Current portion of long-term debt	3.3	3.5
Accounts payable-trade	68.6	63.3
Accounts payable-other	23.7	21.0
Accounts payable-shareholders for dividends	-	0.1
Unrealized foreign exchange losses	0.2	0.0
Income taxes	7.1	9.2
Deferred income taxes	1.1	1.1
Salaries, wages and related liabilities	7.5	8.0
Total current liabilities	136.5	133.2

Long-term liabilities:
Employees' leaving entitlement	24.8	25.7
Long-term debt	4.2	7.3
Deferred income taxes - long term	-	-
Deferred income for capital grants	9.1	9.2
Other liabilities	34.5	17.0
Total long-term liabilities	72.6	59.2

Minority interest	2.7	2.5

Shareholders' equity:
Share capital	54.9	54.9
Reserves	42.8	42.8
Additional paid-in capital	8.4	8.4
Retained earnings	102.8	175.1
Total shareholders' equity	208.9	281.1

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	420.7	476.1

Natuzzi S.p.A. and Subsidiaries

Consolidated Statements of Cash Flows	Twelve months ended on

(Expressed in million of Euro)	31-Dec-13	31-Dec-12
Cash flows from operating activities:
Net earnings (loss)	(68.6)	(26.1)

Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	16.6	17.0
Write-off of fixed assets	6.0	0.3
Impairment of long lived assets	2.4	0.9
Deferred income taxes	0.2	(6.0)
Minority interest	0.2	0.1
(Gain) loss on disposal of assets	(0.1)	1.3
Unrealized foreign exchange losses (gains)	0.5	(1.5)
Extraordinary items, net	18.5	-
Deferred income for capital grants	(0.5)	(0.6)
Non monetary operating items	43.8	11.6

Change in assets and liabilities:
Receivables, net	14.5	(0.1)
Inventories	3.3	11.3
Prepaid expenses and accrued income	0.1	0.6
Other assets	4.9	-
Accounts payable	2.1	(0.2)
Income taxes	(2.1)	7.9
Salaries, wages and related liabilities	(0.4)	(0.1)
Employees' leaving entitlement	-	(1.0)
Other liabilities	0.2	(11.9)
Net working capital	22.6	6.3

Net cash generated/(used) by operating activities	(2.2)	(8.2)

Cash flows from investing activities:
Property, plant and equipment:
Additions	(8.3)	(7.5)
Disposals	0.2	1.7
Other Assets	-	(0.3)
Dividends distribution	(0.2)	(0.2)
Purchase of business, net of cash acquired	-	(0.2)
Net cash generated/(used) by in investing activities	(8.3)	(6.5)

Cash flows from financing activities:
Long-term debt:
Proceeds	-	-
Repayments	(3.3)	(3.8)
Short-term borrowings	(1.9)	2.8
Net cash generated/(used) by financing activities	(5.2)	(0.9)

Effect of translation adjustments on cash	(1.0)	(0.7)

Increase (decrease) in cash and cash equivalents	(16.7)	(16.3)

Cash and cash equivalents, beginning of the year	77.7	94.0

Cash and cash equivalents, end of the period	61.0	77.7

CONTACT:
NATUZZI INVESTOR RELATIONS
Piero Direnzo, +39.080.8820.812
pdirenzo@natuzzi.com
or
NATUZZI CORPORATE COMMUNICATION
Vito Basile (Press Office), +39.080.8820.676
vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	March 26, 2014	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi